Filed by Aberdeen Singapore Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Aberdeen Singapore Fund, Inc.

Investment Company Act File No. 811-06115

Aberdeen Chile Fund, Inc.

Investment Company Act File No. 811-05770

Stockholder Letter (unaudited)

Dear Stockholder,

We present this Annual Report which covers the activities of Aberdeen Singapore Fund, Inc. (the “Fund”) for the fiscal year ended October 31, 2017. The Fund’s investment objective is capital appreciation, which it seeks through investment primarily in Singapore equity securities. The Fund also, to a lesser degree, invests in equity securities issued by companies in Association of Southeast Nations (“ASEAN”) Group countries. The ASEAN Group currently is composed of Brunei, Cambodia, Indonesia, Laos, Malaysia, Myanmar (formerly Burma), the Philippines, Singapore, Thailand and Vietnam.

Total Investment Return

For the fiscal year ended October 31, 2017, the total return to stockholders of the Fund based on the net asset value (“NAV”) and market price of the Fund compared to the Fund’s benchmark are as follows:

NAV*	27.3%
Market Price*	36.3%
MSCI Singapore Index(1)	29.9%

*assuming the reinvestment of dividends and distributions

The Fund’s total return is based on the reported NAV on each financial reporting period end and may differ from what is reported on the Financial Highlights due to financial statement rounding or adjustments. For more information about Fund performance please see page 3 Report of the Investment Manager.

NAV and Share Price

	NAV	Market Price	Discount
10/31/2016	$10.68	$9.09	14.9%
10/31/2017	$13.56	$12.36	8.8%

Open Market Repurchase Program

The Fund’s policy is generally to buy back Fund shares on the open market when the Fund trades at discounts to NAV in excess of 12% and when in the reasonable judgment of management such repurchases may enhance stockholder value. During the fiscal year ended October 31, 2017, the Fund repurchased 137,816 shares, which represented 1.8% of the outstanding shares at the start of the period.

Fund Consolidation

In light of increasingly challenging conditions for smaller closed-end funds, the Fund’s investment manager presented a proposal to the Board in an effort to create a more sustainable fund with broader investment appeal, increased portfolio yield characteristics, and a bigger fund with increased secondary market liquidity.  In October 2017, the Fund’s Board of Directors and the boards of directors of seven other closed-end funds announced that they

(1)  The MSCI Singapore Index is designed to measure the performance of the large and mid-cap segments of the Singapore market. With 27 constituents, the index covers approximately 85% of the free float-adjusted market capitalization of the Singapore equity universe. Indexes are unmanaged and have been provided for comparison purposes only. No fees or expenses are reflected. You cannot invest directly in an index.

had each approved the consolidation of their respective funds into one fund, subject to the receipt of necessary approvals by stockholders of each fund. The combined fund would be managed by the Fund’s investment manager, or an affiliate of the Fund’s investment manager, and otherwise serviced by the same service providers as currently serve the Fund. In the consolidation, the Fund would be reorganized into the Aberdeen Chile Fund, Inc. (the “Acquiring Fund”), which would, in connection with the consolidation, assuming requisite stockholder approvals are obtained, be renamed Aberdeen Emerging Markets Equity Income Fund, Inc. (the “Combined Fund”) and would invest in emerging market equity securities to seek to provide both current income and long term capital appreciation. The Combined Fund may use leverage to achieve its objective. It is anticipated that the Combined Fund’s benchmark would be the MSCI Emerging Markets Index and that the Combined Fund would trade on the NYSE American (formerly, NYSE MKT) under a new ticker symbol, expected to be AEF. The Combined Fund’s strategy will seek to capitalize on Aberdeen’s global emerging market equity capability by investing in a global portfolio of emerging market securities. Following the consolidation, it is anticipated that the Board of Directors of the Combined Fund will consider the approval of a tender offer at 99% of NAV. The tender offer size, in combination with estimated capital gains to be distributed, will be up to a maximum distribution of 50%, and not less than 40%, of the net assets of the Combined Fund. The price, size and terms of the offer will be determined by the Combined Fund’s board at a later date. The proposed consolidation is subject to several conditions, including approval by Fund stockholders of record on December 18, 2017, who will receive a prospectus/proxy statement describing the proposed consolidation and requesting their approval of the consolidation of the Fund into the Acquiring Fund. It is expected that a special meeting of the Fund’s stockholders to consider the consolidation will be held on or about March 16, 2018. It is currently anticipated that the proposed consolidation will occur prior to the end of April 2018, subject to all requisite regulatory and stockholder approvals. The proposed tender offer would be conducted as soon as practicable following the consolidation.

Merger of Aberdeen Asset Management PLC with Standard Life plc

The Fund’s investment manager and administrator are each a subsidiary of Aberdeen Asset Management PLC (“Aberdeen PLC”). The merger of Standard Life plc and Aberdeen PLC, announced on March 6, 2017 (“Merger”), closed on August 14, 2017. Aberdeen PLC became a direct subsidiary of Standard Life plc as a result of the Merger and the combined company changed its name to Standard Life Aberdeen plc. Stockholders of the Fund were not required to take any action as a result of the Merger. Following the Merger, the Fund’s investment manager and administrator each became an indirect subsidiary of Standard Life Aberdeen plc, but otherwise did not change. The investment management and administration agreements for the Fund, the services provided under the agreements, and the fees charged for services did not change as a result of the Merger. The portfolio management team for the Fund also did not change as a result of the Merger.

Unclaimed Share Accounts

Please be advised that abandoned or unclaimed property laws for certain states require financial organizations to transfer (escheat) unclaimed property (including Fund shares) to the state. Each state has its own definition of unclaimed property, and Fund shares could be considered “unclaimed property” due to account inactivity (e.g., no owner-generated activity for a certain period), returned mail (e.g., when mail sent to a shareholder is returned to the Fund’s transfer agent as undeliverable), or a combination of both. If your Fund shares are categorized as unclaimed, your financial advisor or the Fund’s transfer agent will follow the applicable state’s statutory requirements to contact you, but if unsuccessful, laws may require that the shares be escheated to the appropriate state. If this happens, you will have to contact the state to recover your property, which may involve time and expense. For more information on unclaimed property and how to maintain an active account, please contact your financial adviser or the Fund’s transfer agent.

Portfolio Holdings Disclosure

The Fund’s complete schedule of portfolio holdings for the second and fourth quarters of each fiscal year are included in the Fund’s semiannual and annual reports to stockholders. The Fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (“SEC”) for the first and third quarters of each fiscal year on Form N-Q.

The Fund’s Form N-Q filings are available on the SEC’s website at http://www.sec.gov and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information about the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.The Fund’s most recent Form N-Q is also available to stockholders on the Fund’s website or upon request and without charge by calling Investor Relations toll-free at 1-800-522-5465.

Proxy Voting

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities and information regarding how the Fund voted proxies relating to portfolio securities during the most recent twelve months ended June 30 is available by August 31 of the relevant year: (i) upon request and without charge by calling Investor Relations toll-free at 1-800-522-5465; and (ii) on the SEC’s website at http://www.sec.gov.

Investor Relations Information

As part of Aberdeen’s commitment to stockholders, we invite you to visit the Fund on the web at www.aberdeensgf.com. Here, you can view monthly fact sheets, quarterly commentary, distribution and performance information, updated daily data courtesy of Morningstar®, portfolio charting and other Fund literature.

Enroll in Aberdeen’s email services today and be among the first to receive the latest closed-end fund news, announcements, videos and information. In addition, you can receive electronic versions of important Fund documents including annual reports, semi-annual reports, prospectuses, and proxy statements. Sign up today at cef.aberdeen-asset.us/en/cefinvestorcenter/contact-us/email.

Contact Us:

• Visit: cef.aberdeen-asset.us;

• Watch: www.aberdeen-asset.us/aam.nsf/usclosed/aberdeentv;

• Email: InvestorRelations@aberdeenstandard.com; or

• Call: 1-800-522-5465 (toll free in the U.S.).

Yours sincerely,

/s/ Alan Goodson
Alan Goodson
President

Important Information

This letter is not intended to, and does not, constitute an offer to sell, or solicitation of an offer to buy, any securities, nor is this letter intended to solicit any vote from any stockholder in connection with the proposed transaction described under “Fund Consolidation”. Such solicitations will only be made by a final, effective registration statement, which includes a definitive proxy statement/prospectus (the “Registration Statement”), after the Registration Statement is declared effective by the SEC.

STOCKHOLDERS OF THE FUND ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONSOLIDATION AND RELATED MATTERS.

The Registration Statement will not constitute an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Security holders may obtain free copies of the Registration Statement and other documents filed with the SEC (when they become available) at the SEC’s web site at www.sec.gov. In addition, free copies of the Registration Statement and other documents filed with the SEC may also be obtained after effectiveness of the Registration Statement by calling 1-800-522-5465.